SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

Transgenomic, Inc.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

89365K206 (CUSIP Number)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89365K206	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David M. Knott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: (See Item 4) 4,570,243
6. SHARED VOTING POWER: (See Item 4) 270,934
7. SOLE DISPOSITIVE POWER: (See Item 4) 4,902,679
8. SHARED DISPOSITIVE POWER: 50,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 4,952,679
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (See Item 4) 9.9%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 89365K206	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 11-2873658 Dorset Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: (See Item 4) 4,570,243
6. SHARED VOTING POWER: (See Item 4) 270,934
7. SOLE DISPOSITIVE POWER: (See Item 4) 4,902,679
8. SHARED DISPOSITIVE POWER: 50,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4) 4,952,679
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (See Item 4) 9.9%
12.	TYPE OF REPORTING PERSON* CO

Item 1(a)	Name of Issuer: Transgenomic, Inc.

Item 1(b)	Address of Issuer’s Principal Executive offices: 12325 Emmett Street Omaha, Nebraska 68164

Item 2(a)	Name of Person(s) Filing: David M. Knott; Dorset Management Corporation

Item 2(b)	Address of Principal Business Office or, if none, residence: 485 Underhill Boulevard, Suite 205 Syosset, New York 11791

Item 2(c)	Citizenship or Place of Organization David M. Knott - United States of America; Dorset Management Corporation – New York

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number: 89365K206

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4	Ownership:

David M. Knott; Dorset Management Corporation See Rows 5 through 9 and 11 on pages 2 and 3.

The percentages of class reported on Row 11 on pages 2 and 3 are based on 49,172,079 shares of Common Stock of the Issuer outstanding as of November 2, 2005 as reported to the Reporting Persons by the Issuer, plus 854,983 shares of Common Stock issuable pursuant to warrants held by the Reporting Persons.

The Common Stock reported in this Schedule 13G does not include 729,175 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are subject to a conversion cap that precludes the holder thereof from exercising such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.9% of the Common Stock outstanding.

Item 5	Ownership of Five Percent or Less of a Class N/A

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company N/A

Item 8	Identification and Classification of Members of the Group N/A

Item 9	Notice of Dissolution of Group N/A

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2005
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

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